KPMG LLP Bay Adelaide Centre Suite 4600 333 Bay Street Toronto ON M5H 2S5 Telephone (416) 777-8500 Fax (416) 777-8818 www.kpmg.ca KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP. CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM The Board of Directors of Alamos Gold Inc. We consent to the use in this annual report on Form 40-F of: - our Report of Independent Registered Public Accounting Firm, dated February 21, 2018, on the consolidated financial statements of Alamos Gold Inc. (the “Company”), comprising the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information, and - our Report of Independent Registered Public Accounting Firm, dated February 21, 2018, on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, each of which is incorporated by reference in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2017. Our report on the consolidated financial statements refers to a change in accounting principle relating to the Company’s adoption of IFRS 9 - Financial Instruments effective January 1, 2017. Our report on the effectiveness of internal control over financial reporting as of December 31, 2017 contains an explanatory paragraph that states that the Company acquired Richmont Mines Inc. during 2017, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, Richmont Mines Inc.’s internal control over financial reporting associated with total assets of $849,600,000 and total revenues of $14,900,000 included in the consolidated financial statements of the Company as of and for the year ended December 31, 2017. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Richmont Mines Inc. We also consent to the incorporation by reference of such reports in the Registration Statement No. 333-206182 on Form S-8 of the Company. /s/ KPMG LLP Chartered Professional Accountants, Licensed Public Accountants March 27, 2018 Toronto, Canada